INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

June 16,2004

Special Counsel,
US Securities & Exchange commission
Division of Corporate Finance
Securities & Exchange Commission,
Judiciary Plaza
450 Fifth st., N.W.
Washington, D.C.
20549

Dear Sirs or Madam:

Re: 12g3-2(b) Exemption No. 82-2635

Enclosed herewith please find the following documents, in duplicate, for filing with our records:

- Copy of September 30th,2003 Quarterly Report;
- Copy of Annual General Meeting Notice to shareholders with Audited Annual Financials for period ended December 31/03 attached thereto;
- Copy of Mar.31/04 Quarterly Report;
- Copies of News Releases dated: Sept.30/03;Oct.24/03;Oct.28/03; Oct.31/03;Nov.6/03;Dec.8/03 Dec.18/03; Jan.12/04; Feb.2/04; Feb.10/04; Feb.16/04;Feb.23/04;March 16/04; Mar.18/04; MAy 12/04; May 12/04;May 27/04; June 14/04 & June 16/04.

Trusting that you will find everything in order,

Yours truly,

INTERNATIONAL PBX VENTURES LTD.

Verna Wilson
director

Encls.

dw
6/30

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(UNAUDITED)

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at March 31, 2004 and the consolidated statements of operations and deficit and cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
May 26, 2004

International PBX Ventures Ltd.

FILE NO. 82-2695

International PBX Ventures Ltd.
Consolidated Balance Sheet
As At Three Months Ended March 31, 2004
(Unaudited)

	March 31 2004 $	March 31 2003 $	December 31 2003 $
ASSETS			
CURRENT ASSETS			
Cash	950,634	332,505	803,127
Marketable securities [Note 3]	42,000	23,000	23,000
Accounts receivable	11,930	2,712	8,399
Prepaid expenses and deposits	16,045	3,111	4,529
	1,020,609	361,328	839,055
PROPERTY AND EQUIPMENT [Note 4]	62,743	6,997	35,864
MINERAL INTERESTS [Note 5]	3,034,128	1,997,751	2,748,076
	4,117,480	2,366,076	3,622,995
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable and accruals [Note 7]	53,771	35,894	41,214
Amount owing to a former director [Note 7]	95,855	95,855	95,855
	149,626	131,749	137,069
SHAREHOLDERS' EQUITY			
CAPITAL STOCK [Note 6]	9,621,318	7,227,683	8,934,358
SUBSCRIPTIONS RECEIVED	-	-	12,500
DEFICIT	(5,653,464)	(4,993,356)	(5,460,932)
	3,967,854	2,234,327	3,485,926
	4,117,480	2,366,076	3,622,995

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: "Gary Medford" Gary Medford, Director "Verna Wilson" Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
For the Three Months Ended March 31, 2004
(Unaudited)

	March 31 2004 $	March 31 2003 $	December 31 2003 $
ADMINISTRATIVE EXPENSES			
Administration fee	7,500	7,500	30,000
Amortization	755	348	1,738
Bank charges	326	690	2,469
Finder's fee	-	-	132,248
Foreign Exchange	10,192	2,953	26,095
General Exploration	-	385	6,979
Investor relations	99,853	6,725	118,326
Management fees	30,000	15,000	105,000
Office, telephone, rent and secretarial	7,481	4,152	16,422
Professional fees	7,000	7,450	45,048
Transfer agent and regulatory	6,098	9,469	28,163
Travel, promotion and mining shows	24,411	6,970	22,643
Less interest income	(1,084)	(291)	(6,204)
NET LOSS	(192,532)	(61,351)	(528,927)
DEFICIT, BEGINNING OF PERIOD	(5,460,932)	(4,932,005)	(4,932,005)
DEFICIT, END OF PERIOD	(5,653,464)	(4,993,356)	(5,460,932)
	$	$	$
LOSS PER SHARE (weighted average basis)	(0.01)	(0.01)	(0.02)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2004
(Unaudited)

	March 31 2004 $	March 31 2003 $	December 31 2003 $
OPERATING ACTIVITIES			
Net Loss for the period	(192,532)	(61,351)	(528,927)
Less items not affecting cash			
Amortization	755	348	1,738
Amortization charged to mineral interests	3,202	351	5,485
	(188,575)	(60,652)	(521,704)
Change in non-cash components of working capital	(21,490)	(34,374)	(23,160)
CASH TO OPERATING ACTIVITIES	(210,065)	(95,026)	(544,864)
FINANCING ACTIVITIES			
Proceeds from (repayment of) director's loans	-	(126,550)	(126,550)
Capital stock issued for cash	631,960	568,375	2,195,050
Capital stock issued for property acquisition	55,000	80,000	80,000
Subscriptions received	(12,500)	-	12,500
	674,460	521,825	2,161,000
INVESTING ACTIVITIES			
Acquisition of and expenditures upon mineral interests	(286,052)	(173,494)	(856,818)
Acquisition of property and equipment	(30,836)	-	(35,391)
	(316,888)	(173,494)	(892,209)
INCREASE IN CASH	147,507	253,305	723,927
CASH - BEGINNING OF PERIOD	803,127	79,200	79,200
CASH - END OF PERIOD	950,634	332,505	803,127

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2004
(Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment; field equipment; and automotive equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 - Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 an impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles used in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, and accounts payable. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Financial instruments (continued)

maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

[h] Stock-Based Compensation

On July 1, 2003, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of a fair value based method for all stock-based awards made to non-employees, but only requires it for employees when there are direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price. Pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share are required to be disclosed as if the fair value method had been used for new awards and for modifications of existing awards. The Company does not have a formal incentive stock option plan, however has granted stock options as determined by the Board of Directors. The Company has chosen to continue its policy of not recognizing compensation expense on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[h] Stock-Based Compensation (continued)

A summary of the status of the Company's stock options outstanding as at December 31, 2003 and March 31, 2004 and changes during the three months then ended is as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance, December 31, 2003	1,850,000	0.14
Granted	300,000	0.32
Exercised	(700,000)	(0.10)
Balance, March 31, 2004	1,450,000	0.14

The following table summarizes information about the stock options outstanding at March 31, 2004:

Exercise Prices	Number outstanding	Options outstanding Weighted average remaining contractual life	Weighted average Exercise price
$0.10	900,000	0.4 years	$0.10
$0.40	250,000	1.2 years	$0.40
$0.32	300,000	0.5 years	$0.32
	1,450,000	0.6 years	$0.19

Under CICA Handbook Section 3870, the Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company has elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's net loss per share would not have been different as the stock options granted were at the prevailing market price.

3. MARKETABLE SECURITIES

The marketable securities are recorded at cost. During the year, the Company received 100,000 common shares of Pathfinder Resources Ltd. with respect to the Zulema-Batatazo Prospect as noted in Note 5[e] below. As at March 31, 2004, the market value of all marketable securities owned by the Company totaled $57,000.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2004
(Unaudited)

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	March 31 2004 Net Book Value $	December 31 2003 Net Book Value $
Automotive	51,634	6,517	45,117	21,507
Field equipment	720	153	567	612
Furniture and office equipment	26,190	9,131	17,059	13,745
	78,544	15,801	62,743	35,864

5. MINERAL INTERESTS

	Acquisition and Staking $	Deferred Exploration $	Total March 31 2004 $	Total 2003 $
Chile				
Tierra de Oro [a]	402,399	1,470,278	1,872,677	1,754,917
San Pedro [b]	9,290	24,193	33,483	27,132
Tabaco [d]	146,870	659,626	806,496	779,526
Zulema-Batatazo [e]	115,626	22,487	138,113	93,014
Sierra Pintada [f]	14,208	33,384	47,592	34,622
Hornitos [g]	13,501	15,703	29,204	20,349
Fuego [h]	9,106	4,448	13,554	6,198
Romerito [i]	2,318	3,372	5,690	2,318
Copaquire [j]	53,944	3,375	57,319	-
	767,262	2,236,866	3,004,128	2,718,076
Canada				
Quebec [c]	30,000	-	30,000	30,000
	797,262	2,236,866	3,034,128	2,748,076

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. Seven new exploration claims have been staked covering 1,900 hectares.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. The seven new exploration claims are to be added as part of the Lomitas option. Aldershot was granted the sole and exclusive

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

right and irrevocable option to acquire up to a 70% interest in and to the 12 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received in 2002); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,000 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2003 but the MOU has been extended to December 31, 2004.

	Accumulated to December 31 2003 $	Expenditures during the Year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Assays	112,852	35,058	147,910
Automotive	59,612	1,003	60,615
Camp and exploration supplies	23,411	-	23,411
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	345,572	49,198	394,770
Mapping	18,223	-	18,223
Office, rent, telephone & professional fees	134,223	5,895	140,118
Personnel	57,717	-	57,717
Project management	270,104	5,229	275,333
Report writing	25,589	-	25,589
Travel	76,696	716	77,412
	1,373,179	97,099	1,470,278
Acquisition, staking and tax cost	446,569	20,661	467,230
Less: Option payments received	(64,831)	-	(64,831)
	1,754,917	117,760	1,872,677

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Assays	1,899	-	1,899
Automotive	978	97	1,075
Geophysical, geological and geochemical	987	2,824	3,811
Office	11,408	2,934	14,342
Project management	723	-	723
Travel	2,104	239	2,343
	18,099	6,094	24,193
Acquisition, staking and tax costs	9,033	257	9,290
	27,132	6,351	33,483

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

[d] Tabaco, Chile

[i] The Company has entered into an agreement to acquire a 100% interest in the Tabaco Prospect in Chile. In order to keep the agreement in good standing the Company must make option payments of US$100,000 as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	(paid)
On July 15, 2004	25,000	
	100,000	

5. MINERAL INTERESTS (continued)

[d] Tabaco, Chile (continued)

At the completion of a two year option period, the Issuer will have the right to purchase 100% of the property by making an additional payment of US$2,000,000 as follows: US$500,000 on January 15, 2005; US$750,000 on January 15, 2006 and US$750,000 on January 15, 2007. Under the terms of the agreement, the Company will use its best efforts to undertake cumulative work commitments of US$1,500,000during the two-year option period.

[ii] The Company has staked seven exploration concessions, consisting of 2,000 hectares which are 100% owned by the Company. These claims overlie 420 hectares of Exploration Concessions to be acquired under option as noted above. During the three-month period, the Company incurred $2,518 (2003 - $3,864) in staking and tax costs.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Assays	28,300	-	28,300
Automotive	6,648	97	6,745
Camp supplies	557	668	1,225
Drilling	371,998	-	371,998
Excavation and road building	25,307	-	25,307
Geophysical, geological and geochemical	98,288	11,901	110,189
Office	14,429	2,934	17,363
Project management	82,462	-	82,462
Report writing	3,037	-	3,037
Travel	12,762	238	13,000
	643,788	15,838	659,626
Acquisition, staking and tax costs	131,874	8,614	140,488
	775,662	24,452	800,114

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") dated September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003, the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	Number of Shares	US $	
On signing of LOI			20,000	(paid)
On signing of a formal agreement		100,000	20,000	(paid)
February 14, 2004	100,000	100,000	60,000	(paid)
February 14, 2005	250,000	100,000	200,000	
February 14, 2006	400,000	100,000	300,000	
February 14, 2007			1,400,000	
	750,000	400,000	2,000,000	

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration is cash payments totaling US$2,010,000 over 48 months, the issuance of 400,000 shares over 36 months and the expenditure for work on the property of US$400,000 over 36 months. An additional 500,000 shares will be issued in the event an economic feasibility study is completed. During 2003, Pathfinder completed a due diligence study of this property and issued 100,000 common shares and paid US$37,500 to the Company in order to maintain its option to earn a 70% interest in the property. During the three-month period, Pathfinder paid US$60,000 to the Company.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2004
(Unaudited)

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile (continued)

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Automotive	81	97	178
Field supplies	9	-	9
Geophysical, geological and geochemical	3,172	101	3,273
Office	3,718	3,565	7,283
Project management	9,108	-	9,108
Travel	2,398	238	2,636
	18,486	4,001	22,487
Acquisition costs	162,914	139,748	302,662
Less: Option payments received	(88,386)	(98,650)	(187,036)
	93,014	45,099	138,113

[f] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Assays	1,253	-	1,253
Automotive	81	1,734	1,815
Geophysical, geological and geochemical	5,493	3,013	8,506
Office	10,045	2,934	12,979
Project management	7,805	-	7,805
Travel	426	600	1,026
	25,103	8,281	33,384
Acquisition, staking and tax costs	9,519	4,689	14,208
	34,622	12,970	47,592

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2004
(Unaudited)

5. MINERAL INTERESTS (continued)

[g] Hornitos Copper-Gold Property, Chile

The Company staked eleven claims, covering a 3,100 hectare property located 35 kilometres south of Copiapo in Chile.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Automotive	81	97	178
Field supplies	9	-	9
Geophysical, geological and geochemical	788	101	889
Office, rent, telephone and professional fees	7,822	2,935	10,757
Project management	655	-	655
Report writing	1,350	-	1,350
Travel	1,626	239	1,865
	12,331	3,372	15,703
Acquisition, staking and tax costs	8,018	5,483	13,501
	20,349	8,855	29,204

[h] Fuego claims, Chile

The Company staked four claims, covering a 900 hectare property located approximately 50 kilometres west of the Tierra de Oro property.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Automotive	-	476	476
Geophysical, geological and geochemical	-	799	799
Office, rent, telephone and professional fees	-	2,934	2,934
Travel	-	239	239
	-	4,448	4,448
Acquisition, staking and tax costs	6,198	2,908	9,106
	6,198	7,356	13,554

5. MINERAL INTERESTS (continued)

[i] Romerito claims, Chile

The Company acquired the right to a 70% interest in 3 copper/gold exploitation concessions, covering 225 hectares, with the vendors retaining 30%. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which Minera IPBX Ltda will hold 70% and Geoexploraciones S.A. will hold 30%. Mineral IPBX Ltda, will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At that time, March 30, 2005, the Company may continue or withdraw from the agreement.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Automotive	-	97	97
Geophysical, geological and geochemical	-	101	101
Office, rent, telephone and professional fees	-	2,935	2,935
Travel	-	239	239
	-	3,372	3,372
Acquisition, staking and tax costs	2,318	-	2,318
	2,318	3,372	5,690

[j] Copaquire Property, Chile

The Company entered into an option purchase agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Under the agreement, the Company can purchase a 100% interest subject to a 2% NSR for US $2,100,000 in cash and US $2,000,000 in work commitments over a 4-year period. The Company has paid US $25,000 in January 2004.

	Accumulated to December 31 2003 $	Expenditures during the year $	Accumulated to March 31 2004 $
Deferred Exploration Expenditures			
Automotive	-	97	97
Geophysical, geological and geochemical	-	104	104
Office, rent, telephone and professional fees	-	2,935	2,935
Travel	-	239	239
	-	3,375	3,375
Acquisition, staking and tax costs	-	53,944	53,944
	-	57,319	57,319

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,280,600	448,210
Units issued for cash	400,000	113,750
Issued for acquisition of mineral interests	100,000	55,000
Issued as at March 31, 2004	29,825,606	9,621,318

[a] 900,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004.

[b] 250,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.40 per share expiring June 18, 2005. 300,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.32 per share expiring October 24, 2004.

[c] 150,000 shares are reserved for the exercise of warrants at an exercise price of $0.125 per share expiring September 11, 2004.

[d] 2,456,600 shares are reserved for the exercise of warrants at an exercise price of $0.60 per share expiring April 17, 2004. Subsequent to March 31, 2004, 2,456,600 warrants expired on April 17, 2004.

[e] 305,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 per share. These finder's units expire on April 17, 2004. Subsequent to March 31, 2004, 305,990 warrants expired on April 17, 2004.

7. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amount:

$7,500 (2003 - $7,500) for administrative services and $30,000 (2003 - $15,000) for management services were paid to companies controlled by directors.

$8,750 (2003 - $Nil) for consulting and investor relations was paid to a director of the Company.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Property management - $5,104 (2003 - $22,657)

[b] Office and administration - $17,541 (2003 - $3,306)

[c] Geological and geophysical expenditures - $29,044 (2003 - $Nil)

Included in accounts payable is $17,159 (2003 - $17,818) owing to related parties for unpaid fees and expenses.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company entered into an agreement with Robert A. Young & Associates (the "Associates") for investor relation and corporate communication services provided for consideration of $7,500 per month. The agreement is in effect until June 30, 2004. Pursuant to the agreement, the Company granted 250,000 stock options to Heather A. Conley, an associate of Robert A. Young & Associates, each option entitling the holder to purchase one common share of the Company at an exercise price of $0.40 for a period of two years. During the three-month period, the Company paid a total of $32,282 in investor relations and other expenses to the Associates. In addition, the Company has set aside 80,000 investor relation options for a period of one year at an exercise price of $0.32 to be granted to Bill Koble of Robert A. Young & Associates.

The Company entered into an Investor Relations Agreement with Accent Marketing Limited of Birmingham, England ("Accent") for consideration of $6,500 per month. The agreement is in effect until January 31, 2004. After January 31, 2004, the agreement will be renewable on a monthly basis. During the three-month period, the Company paid a total of $18,000 to Accent.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2004
(Unaudited)

8. CONTRACTUAL OBLIGATIONS AND COMMITMENTS (continued)

In addition, the Company entered into a Consultant's Option Agreement with Accent, granting 220,000 stock options, with each option entitling the holder to purchase one common share at an exercise price of $0.32, with the following vesting rights:

[a] the right to take up 55,000 shares shall vest on January 24, 2004;
[b] the right to take up 55,000 shares shall vest on April 18, 2004;
[c] the right to take up 55,000 shares shall vest on July 24, 2004; and
[d] the right to take up 55,000 shares shall vest on October 24, 2004.

9. SUBSEQUENT EVENTS

Subsequent to March 31, 2004:

[a] Quebec, Canada property – The 50 claims acquired in February 2002 for $30,000 require either work or payments in lieu of work on or before April 18, 2004. As we are wholly committed to work on the properties in Chile, these claims have been allowed to lapse.

[b] 2,456,600 warrants at an exercise price of $0.60 per share expired on April 17, 2004. 305,990 warrants at an exercise price of $0.50 per share expired on April 17, 2004.

Warrants and finder fee units exercised between January 1st and March 31st raised $561,000. Options exercised by insiders added another $70,000.
As of March 31st, 2004 the company had $950,634.

Allocation of funds in the three months under discussion:

Included in office, telephone, rent and secretarial are the following:

	March 2004	March 2003
Office and miscellaneous	$ 4,873	$ 2,221
Rent	1,866	1,833
Telephone	742	98
	$ 7,481	$ 4,152

Included in Investor Relations are the following:

Advertising	$40,756	$ 1,550
Consulting	$51,750	4,500
Investor Communications	$ 7,347	597
Market Quotation	-	78
	$99,853	$ 6,725

Related party transactions during the three month period:

Administration fee paid to company controlled by director	$ 7,500	$ 7,500
Management fee " " " " "	30,000	15,000
Exploration project management fees and Administration fees paid to a director	51,689	25,963

Balance of funds on hand as of May 26,2004: $771,116

INVESTOR RELATIONS

Robert A. Young and Associates has been retained until June 30 at a rate of $7,500 per month. In October we retained Access Marketing Ltd. of Birmingham, England for a three month term at a rate of $6500 per month and 220,000 options priced at $.32. The company continues to work for us on a month to month basis with charges based on performance. The company facilitated our listing on the Frankfurt Stock Exchange. A total of $18,000 was billed which included advertising charges. Thomas Heinimann is paid $2500 per month to provide investor relations in Switzerland.

DIRECTORS
Gary Medford
Terence Walker
Verna Wilson

OFFICERS
Terence Walker, President
Monika Hilson, Secretary

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the attached quarterly report for the period January 1st, 2004 to March 31st, 2004 which outlines in detail all the financial particulars for the last three months.

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold and copper on its various properties through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

The following is an outline of all our properties with a description of the work in progress:

TIERRA DE ORO: surface rock sampling progressed on exposed high-grade shear structures with two crews. Samples have been analyzed for gold and technical reports on the property are being prepared. The results received to date have been excellent and a large number of drill targets will be delineated.

TABACO: The grid work was extended to the north of the area drilled and a soil survey was undertaken along with a magnetometer survey. Gold and silver mineralization known to exist on the property from historic mining was not encountered on our last drill program but we have now outlined these areas in our soil work. Investigation of these results will be emphasized in our work in the immediate future.

SIERRA PINTADA: Rock sampling of both high-grade gold and copper structures on the property has been completed but no results have been received as yet.

COPAQUIRE: The company has initiated grid geological, geochemical work on the property and will follow on with induced polarization and magnetometer surveys as soon as possible.

The Fuego and Romerito property have just been acquired and will be held in inventory along with San Pedro and Hornitos. Exploration will be advanced on these properties on a lower priority basis. They are staked properties on which taxes have been paid in March of this year and no taxes are due until next March.

The 50 claims acquired in February 2002 in the Quebec Otish Mountain have been allowed to lapse as of April 18, 2004. The company has decided to focus entirely in Chile. The cost of these claims, $30,000, will be written off.

FINANCIAL

Administration of funds:

At the end of December 2003, the company was well funded with $803,127 cash on hand and no short term debt.

Robert Connochie

On May 12th Robert Connochie submitted his resignation to the board and is no longer a director.

GENERAL DISCUSSION

The company has on hand approximately $800,000, enough to complete the surface geophysical work anticipated in the near future. There has been continued interest by various companies in joint ventures on all our properties which we have not entertained as of yet. Should we choose to drill any of our properties we believe we can attract the financing required without difficulty. We have no heavy maintenance costs on our properties. We are in good shape to proceed in a systematic and judicious manner. Our intention is to turn the company into one that finances exploration from cash flow rather than equity financing as soon as possible. The Tabaco project brings us closest to this objective and we will emphasize work on this property as we move forward.

On Behalf of the Board

Gary Medford
Director

26 May 2004

INTERNAT NAL PBX VENTURES LTD.

608 – 475Howe Street
ancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 16, 2004**

TABACO PROPERTY, CHILE – PURCHASE AGGREEMENT NEGOTIATED

International PBX Ventures Limited is pleased to report that thanks to the extremely encouraging results from its exploration programs on the Carmen-Tabaco oxide copper zone and the copper rich skarn discovered in 2003 it has decided to proceed with the purchase of the Tabaco exploitation claims.

To facilitate this purchase a new agreement was recently signed with the owners whereby the company will purchase the claims over the next four years for US$ 2,000,000. The first US$300,000 is payable in cash in US$ 100,000 instalments by July 15, 2006. At any time after January 15 2006 IPBX will have the option to pay the then balance of the purchase price from production at the rate of US$0.10 per pound of copper produced. This new agreement is in keeping with the Company's mission to add real value to its shareholders equity by becoming an efficient low cost copper and gold producer in the near future. The Company's upcoming work programs at Tabaco will be geared to this objective.

BY ORDER OF THE BOARD

Terry Walker

DIRECTOR, PRESIDENT

For further information contact:

Gary Medford, PhD., P. Geo.
Director
604 681 7748
E mail: ipbx@uniserve.com

Robert A. Young
Robert A. Young and Associates
Toll Free 1-877 626 2121
E mail: raya@digital-rain.com

INTERNATIONAL
PBX
VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 14, 2004**

OPTION REPRICING CANCELLED

Options (900,000) mentioned under Resolution 8 on the Proxy will not be repriced.

BY ORDER OF THE BOARD
Verna Wilson

DIRECTOR

The TSE Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The company relies on "forward- looking" statement litigation protection.

For further information contact:

Gary Medford, PhD., P. Geo.
Director
604 681 7748
E mail: ipbx@uniserve.com

Robert A. Young
Robert A. Young and Associates
Toll Free 1-877 626 2121
E mail: raya@digital-rain.com

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 27, 2004**

NEW COPPER-GOLD-SILVER ZONES ON TABACO PROPERTY, CHILE

International PBX Ventures Ltd. is pleased to report extremely encouraging copper, silver and gold results from recently completed detailed surface mapping, sampling and ground magnetic surveys along the Carmen-Tabaco oxide zone as well as both strike extensions of the copper-rich skarn partially drilled in 2003. A summary of this discovery and prior drilling can be found in the company's September 30, 2003 news release.

The 300 to 500 metre wide Main altered skarn horizon hosting the bulk of the copper oxide and sulphide body has now been traced for over 3 km in length and is generally reflected by enrichment in soils of up to 0.5 per cent copper. Starting from 300 metres north of the northern edge of the prior work area, the eastern edge of this soil anomaly shows a strong increase in gold content from 0.13 g/t to a high of 3.09g/t. An irregular magnetic high is generally coincident with this zone and reflects disseminated to massive magnetite which commonly occurs with the copper sulphide body discovered by drilling.

In addition to the Main skarn horizon extensions, at least two other mineralized horizons with similar geological, geochemical and magnetic signatures have been discovered up slope to the west. The uppermost or western zone contains gold in soils up to 10 g/t on its northern edge and this remains open to further expansion.

Continuous chip sampling (3 metre samples) carried out southeast of the 2003 drilling area, that crosses the north trending Carmen-Tabaco copper oxide zone in two places, 150 metres apart, has reported very significant results.

The weighted average grade of the 63 metres of outcrop exposed in the southernmost crosscut is 1.03 per cent copper, 26.3 g/t silver and 0.03 g/t gold. This includes a 27 metre core zone through the Carmen structure grading 1.97 per cent copper, 56.8 g/t silver and 0.042 g/t gold. The best 3 metre sample here is 5.09 per cent copper, 300 g/t silver and 0.24 g/t gold.

The weighted average grade of the 150 metres of outcrop exposed in the northernmost cut is 0.51 per cent copper, 5 g/t silver and 0.042 g/t gold. This includes a 63 metre core zone through the Carmen structure grading 0.98 per cent copper, 9 g/t silver and .084 g/t gold. The best 3 metre sample here is 3.93 per cent copper, 19.2 g/t silver and 1.15 g/t gold.

The above zone is believed to be over 200 m wide but it has not been completely exposed by the above two cuts.

The company is remobilizing a crew to follow up on these excellent results prior to initiating further drilling. The number, size and economic potential of the copper, silver and gold zones on Tabaco continues to expand.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker, MSc.,P.Geo, the designated qualified person as defined by NI 43_101. All samples were analysed in Chile at the ALS Chemex Laboratory, Coquimbo.

BY ORDER OF THE BOARD

for **Terry Walker. President**

DIRECTOR

The TSE Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The company relies on "forward- looking" statement litigation protection.

For further information contact:

Gary Medford, PhD., P. Geo.
Director
604 681 7748
E mail: ipbx@uniserve.com

Robert A. Young
Robert A. Young and Associates
Toll Free 1-877 626 2121
E mail: raya@digital-rain.com

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 12,2004**

COPAQUIRE WORK PROGRAM COMMENCES

The company is re-establishing road access to the Copaquire copper, molybdenum porphyry project with the intention of initiating comprehensive geological, geochemical and geophysical programs including induced polarization and magnetic surveys. The 15 square kilometer property is 20 km west of the Collahuasi copper mine (16.2 million tonnes of contained copper). See the company news release of January 12, 2004.

The company has completed extensive geochemical sampling and geophysics on the the Tabaco property. Not all samples and check analyses have been received from the laboratory. Preliminary results, however, indicate the presence of an additional mineralized copper horizon with significant gold and silver values. The company is currently evaluating the results of its work programs and developing its future plans which will include additional drilling .

Surface sampling has also been completed on the Sierra Pintada property with the majority results yet to come from the laboratory.

Work on the Tierra de Oro has culminated with the discovery of yet another significant gold zone 500 metres east of the Inca zone. Chip samples received to date from old workings range as high as 31.6 grams per tonne gold over 1.2 metres.

The company will release more detailed results once all assays and check assays are received from the laboratory.

BY ORDER OF THE BOARD

Terry Walker

PRESIDENT, DIRECTOR

Contact Robert A. Young: 1 877 626 2121

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

FILE NO. 82-2635

MAY 12,2004

DIRECTOR RESIGNS

Mr. Robert Connochie has tendered his resignation as director effective immediately. The board would like to thank Mr. Connochie for his contribution to International PBX Ventures Ltd. during his tenure and wish him well in future pursuits.

BY ORDER OF THE BOARD

Terry Walker

PRESIDENT, DIRECTOR

Contact Robert A. Young: 1 877 626 2121

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MARCH 18, 2004**

WORK ON SIERRA PINTADA AND TABACO PROPERTIES COMMENCES

A crew has been mobilized to the Tabaco property camp to extend mapping and sampling of this oxide copper deposit as preparatory to commencing a second round of drilling. The area drilled in last years campaign covered only a 600 metre stretch of a 2.4 km oxide system. Extensive development of leachable oxide copper at a grade of 1 per cent copper, from surface down to about 30 metres, was encountered as well as the source underlying skarn sulphide copper mineralization with sections grading up to 1.6 per cent copper over 28 metres, and greater widths of 1 per cent copper. Induced polarization surveys also trace the sulphide system, at depth, over 2.4 km.

A crew has also commenced sampling of the Sierra Pintada property which comprises two approximately 100 metre wide zones, each about 12 km long. One zone hosts high grade gold showings with minor copper and the other high grade copper showings with minor gold. Results of this work will be reported as received as well as gold results from ongoing sampling of our Tierra de Oro gold property.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

Contact Robert A. Young: 1 877 626 2121
Vancouver office 604 681 7748

INTERNATIONAL PBX VENTURES LTD.

ᴗ08 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MARCH 16, 2004**

TIERRA de ORO PROPERTY, CHILE – INCA ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report additional assays from detailed surface mapping and sampling programs on its wholly owned, 4056 hectare Tierra de Oro property which covers the Sierra Chanchero gold camp containing over 35 linear km of gold bearing structural zones ranging from 50 to 350 metres in width.

Inca, discovered in 1998, is a north-easterly trending, 150 to 350 metre wide zone of phyllic and argillic alteration containing numerous, multi-directional, gold-bearing quartz-iron oxide structure 'veins' traceable over 2000 metres of strike. A single 1998 bulldozer trench crossing the zone approximately 400 metres from its northern end cut 114 metres with a weighted average grade of 1.07 g/t gold.

Assays have recently been received from new mapping and sampling of an area 150 metres south to 300 metres north of this trench. This area contains numerous old workings and test pits on structure veins from 0.5 to 2.5 metres wide. Three 20-40 metre wide swarms of these veins form a core to the zone. The 'main veins' from each swarm were sampled at 30 to 50 metre intervals depending on outcrop and workings density, the fine veinlet stockworks between wherever possible.

Fifty "vein" and wall rock chip sample assays have now been received. The 'vein' assays range in value from 0.22 g/t to 35.9 g/t gold and in widths from 0.5 to 3.0 metres. The weighted average gold grades of the 'vein' assays received so far from the three vein swarms are: 3.73 g/t over 1.9 metres, 7.04 g/t over 1.7 metres and 7.05 g/t over 1.9 metres. Some of the higher assay values include;

Sample #	*Gold (g/t)*	*Width (m)*
10646	4.91	1.3
10654	35.90	1.9
10655	5.61	1.3
70957	4.43	1.7
70959	4.77	1.4
115734	7.27	1.5
116756	8.80	1.5
116758	6.00	1.3
235904	8.73	3.0
235997	12.16	3.0

The first two vein swarms are only 15 metres apart and where they pass through the 1998 trench it ran 1.46 g/t gold over 75 metres.

Chip sample assays from the intervening wall rocks (i.e. areas between high-grade veins) range from 0.06 to 0.72 g/t gold and average about 0.3 g/t gold.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed in Chile at Acme Analytical Laboratories, Santiago (1998) or ALS Chemex Laboratory, Coquimbo.

The sampling programs continue on this and other zones with more results expected soon from this very large gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD

for **Terry Walker**

Director

PRESIDENT,DIRECTOR

INVESTOR RELATIONS:ROBERT A. YOUNG AND ASSOCIATES 1 877 626 2121

INTERNATIONAL
P B X
VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **FEBRUARY 23, 2004**

TIERRA de ORO PROPERTY, CHILE – ATACAMA ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report additional assays from detailed surface mapping and sampling programs on its wholly owned, 4056 hectare Tierra de Oro property which covers the Sierra Chanchero gold camp containing over 35 linear km of gold bearing structural zones ranging from 50 to 300 metres in width.

Atacama, discovered in 1998, is a 50 to 100 metre wide zone of numerous, multi-directional, gold-quartz-iron oxide bearing structure 'veins' similar to the Escondida zone. The Atacama zone lies 500 metres north of the Escondida and may in fact be an extension of it. Six to eight, 1-2 metre wide, 'main veins' have been worked discontinuously along the 400m of zone mapped and sampled to date.

Thirty two "vein" and wall rock chip sample assays have now been received. The 'vein' assays range in value from 0.46 g/t to 16.7 g/t gold and in widths from 0.9 to 2.0 metres. The weighted average grade of the seventeen 'vein' assays received so far is 4.17 g/t over 1.36 metres. Some of the higher assay values include;

Sample #	Gold (g/t)	Width (m)
115734	7.27	1.4
115735	7.01	1.3
115756	16.70	1.3
116343	3.42	1.1
10609	5.23	1.6
10612	5.27	1.5
10614	4.96	2.0
10617	3.17	1.4

Chip sample assays from the intervening wall rocks (i.e. areas between high-grade veins) range from 0.16 to 0.72 g/t gold and average about 0.4 g/t gold.

An additional sampling crew has been engaged in light of the excellent results obtained to date to more quickly develop drill targets over this very large gold camp.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed in Chile at Acme Analytical Laboratories, Santiago (1998) or ALS Chemex Laboratory, Coquimbo.

The sampling programs continue on this and other zones with more results expected soon from this historic gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD
for **Terry Walker**
PRESIDENT, DIRECTOR

DIRECTOR

Contact Robert A. Young: 1 877 626 2121

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **FEBRUARY 16, 2004**

TIERRA de ORO PROPERTY, CHILE – ESCONDIDA ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report additional assays from detailed surface mapping and sampling programs on its wholly owned, 4056 hectare Tierra de Oro property which covers the Sierra Chanchero gold camp containing over 35 linear km of gold bearing structural zones ranging from 50 to 300 metres in width.

Escondida is a 100 to 150 metre wide zone of numerous, multi-directional, gold-quartz-iron oxide bearing structure 'veins'. The central 15-20 metre wide core of which contains five persistent 1-3 metre wide 'main veins' along which are numerous old near surface workings. Nine hundred metres of this system was sampled in detail in 1998 and yielded gold assays ranging from 0.88 to 42.1 g/t.

The new results are "vein" and wall rock chip sample assays from a further 200m length of the structure adjoining and north of the 1998 results. The 'vein' assays range in value from 0.63 g/t to 7.93 g/t gold and in widths from 1.0 to 2.1 metres. The weighted average grade of the twelve 'vein' assays received so far from this extension is 4.25 g/t over 1.4 metres. The weighted average grade of all forty six of the 'vein' assays from the 1100 metres of the Escondida zone sampled to date is 7.09 g/t over 1.45 metres. Higher assay values include;

Sample #	Gold (g/t)	Width (m)	Sample #	Gold (g/t)	Width (m)
70992	5.40	1.3	219247	3.38	1.2
70995	4.01	1.0	235941	9.00	1.3
70996	4.70	1.0	235944	7.80	1.4
70999	5.02	1.3	235948	3.61	1.5
71000	42.10	1.3	235949	3.34	1.3
71001	4.03	1.5	235950	3.20	1.4
71002	18.80	1.3	235958	9.30	2.1
71003	4.63	1.5	235959	27.00	1.7
71005	4.82	1.4	10497	4.02	1.3
71006	5.35	1.4	10498	6.02	1.3
71007	4.01	1.5	10505	4.02	1.7
219244	6.14	1.9	10642	7.93	1.4
219245	3.81	1.6	10644	4.12	1.4

Chip sample assays from the intervening wall rocks (i.e. areas between high-grade veins) range from 0.2 to 0.8 g/t gold and average about 0.4 g/t gold.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed in Chile at either Acme Analytical Laboratories, Santiago (1998) or ALS Chemex Laboratory, Coquimbo.

The sampling programs continue with more results expected soon from this very large gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD

for **Terry Walker** DIRECTOR

PRESIDENT,DIRECTOR

Contact Robert A.Young and Associates: 1 877 626 2121
IPBX Vancouver office 604 681 7748

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **FEBRUARY 10, 2004**

TIERRA de ORO PROPERTY, CHILE – ROSARIO ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report additional assays from detailed surface mapping and sampling programs on its wholly owned, 4056 hectare Tierra de Oro property which covers the Sierra Chanchero gold camp containing over 35 linear km of gold bearing structural zones ranging from 50 to 300 metres in width.

The new assay results are from "vein" and wall rock chip samples collected from the western structure in the Rosario Zone. Assays have now been received from a 900 metre strike length of this structure extending 150 metres north and 750 metres south of the historic Rosario Mine. The 'vein' assays range in value from 0.76 g/t to 16.75 g/t gold and in widths from 1.0 to 2.1 metres. The weighted average grade of the thirty five 'vein' assays received so far is 4.84 g/t over 1.46 metres. Higher values include;

Sample #	G/t Gold	Width(m)
10432	10.30	1.6
10433	4.38	1.1
10436	16.75	1.4
10437	8.77	1.7
10438	10.55	2.1
10280	8.78	1.6
10416	9.76	1.5
10536	7.12	2.0
10544	10.40	1.4

Chip sample assays from the intervening wall rocks (i.e. areas between high-grade veins) are in the same range as those obtained from the eastern structure.

As previously reported this zone is also the locus of numerous shallow pits, trenches and shafts and most of the creeks draining this area have been worked for placer gold. Three to six main 'veins' have been worked discontinuously from a 10 to 25m wide corridor within the zone.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed at ALS Chemex at their Coquimbo laboratory in Chile.

The sampling programs continue with more results expected soon from this very large gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD

for
Terry Walker
PRESIDENT, DIRECTOR

DIRECTOR

IPBX VENTURES LTD.

TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **FEBRUARY 2, 2004**

TIERRA de ORO PROPERTY, CHILE – ROSARIO ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report additional assays from detailed surface mapping and sampling programs on it's wholly owned, 4056 hectare Tierra de Oro property covers the Sierra Chanchero gold camp containing over 35 linear km of gold bearing structural zones ranging from 50m to 300m wide.

Surface exploration, including trenching and a few short drill holes, by IPBX in 1996-98, identified 15 targets with surface values ranging from 6m grading 6.98 g/t to 150m grading 0.9 g/t gold. Only four of these zones have been explored in any detail. The Rosario Zone is the first of the other eleven zones to be detailed.

The current surface exploration program indicates that Rosario in fact contains two main northerly trending auriferous structure zones from 50m to 100m wide which to date have been traced for over 1500 metres in length. Both consist of multiple oxidized high grade 'veins' from 0.5m to 3.0m wide with intervening fine veinlets and stringers.

An additional forty five 'vein' assays have now been received from a 700m length of the eastern structure zone adjoining and extending south of the assays reported previously (NR12/09/03). Assays range in value from 0.38 g/t to 9.97 g/t gold and in widths from 0.9m to 2.5m. The weighted average grade of these new assays is 4.4 g/t over 1.66 metres. The weighted average grade of all 'vein' received so far (sixty) from the east structure zone is 4.97 g/t gold over 1.6 m width and 1000 metres of strike length. Higher values include;

Sample #	G/t Gold	Width(m)	Sample #	G/t Gold	Width(m)
13436	4.49	2.5	10466	3.01	1.7
13444	3.09	1.8	10474	3.85	1.5
10061	9.14	2.4	10479	5.71	1.8
10064	22.60	1.4	10481	4.15	1.7
10066	3.54	1.3	10483	5.24	1.5
10067	3.84	1.3	10485	5.57	1.9
10068	11.90	1.4	10486	9.23	1.8
10070	5.10	1.3	10489	3.31	1.3
10072	3.32	1.8	10492	8.48	1.6
10076	4.62	1.5	10497	4.02	1.4
10080	10.05	1.5	10498	6.02	1.8
10280	8.78	1.6	10505	4.02	1.3
10281	3.65	1.3	10536	7.12	2.0
10333	3.53	1.4	10539	5.26	1.3
10396	4.27	1.8	10541	5.49	1.3
10416	9.76	1.5	10544	10.40	1.4
10422	5.92	1.5	10595	5.06	1.7
10451	4.06	2.1			

As previously reported this zone is the locus of numerous shallow pits, trenches and shafts and most of the creeks draining this area have been worked for placer gold and 6-8 main 'veins' have been worked discontinuously from a 30m wide corridor within the zone. Chip sample assays from the intervening wall rocks (i.e. areas between high-grade veins) range in value from 0.15 g/t to 0.46 g/t gold and average 0.3 g/t gold.

All samples were collec oy experienced samplers and geologists u r the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed at ALS Chemex at their Coquimbo laboratory in Chile.

The sampling programs continue with more results expected soon from this very large gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD

Terry Walker

DIRECTOR

The TSE Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The company relies on "forward- looking" statement litigation protection.

For further information contact:

Gary Medford, PhD., P. Geo.
Director
604 681 7748
E mail: ipbx@uniserve.com

Robert A. Young
Robert A. Young and Associates
Toll Free 1-877 626 2121
E mail: raya@digital-rain.com

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JANUARY 12, 2004**

COPAQUIRE COPPER MOLYDENUM PROPERTY ACQUISITION

International PBX Ventures Ltd. (PBX) is pleased to announce acquisition of the Copaquire copper-molybdenum porphyry, Region II, Chile. An option to purchase agreement has been signed with the owners: Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo whereby IPBX can purchase a 100% interest subject to a 2% NSR for US$ 2,100,000 in cash and US$ 2,000,000 in work commitments over a 4 year period.

The 15 square kilometre Copaquire property is 125 km south-east of Iquique and 20 kilometres west of the Collahuasi Mine. It covers a large porphyry copper alteration system at the north end of the Chuquicamata (54 Mt of copper)-El Abra (4.5 Mt of copper)-Quebrada Blanca (2.5 Mt of copper)-Collahuasi (16.2 Mt of copper) belt of mega copper deposits. In common with them Copaquire exhibits classic concentric alteration zones, leached capping with oxidised copper minerals and fault related veinlets, stockworks and breccias containing primary copper-molybdenum mineralisation.

As at Chuquicamata a branch of the West Fissure cuts and displaces the porphyry system. Widely spaced reconnaissance drilling on the east edge of the system by Cominco in 1993 defined a 2 to 3 sq. km. area of 0.2% to 0.3% copper with several of the western holes closer to the oxide copper cap intersecting 60m to 86m of 0.5 to 0.6 % Cu.

On the west side of the fault the quartz-molybdenite core is exposed along with a large peripheral zone of oxide copper workings. Six widely spaced shallow holes drilled in the molybdenum core by Placer in 1977 cut widths of 50 to 100m grading 0.05 to 0.15% MoS^2. Historically small scale mining has extracted about 500,000 tonnes at 3% to 6%Cu from the near surface oxide zone. The oxide copper cap is exposed over an area of about 1 sq. km to the southwest from the fault and has been mined to depths of 60m in some workings. Other than strong copper values in stream sediment sampling, this sector of it is essentially untested and is open to the west and southwest beneath shallow gravel cover.

The company believes that Copaquire already contains a significant copper oxide cap and has excellent potential to contain a copper-molybdenum porphyry similar to its neighbours Quebrada Blanca and Collahuasi.

BY ORDER OF THE BOARD

Terence Walker

Director

PRESIDENT and DIRECTOR

Investor Relations: Robert A. Young and Associates Toll free: 1 877 626 2121
Vancouver Office: 604 681 7748

INTERNATIO..AL
PBX
VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **DECEMBER 18, 2003**

International PBX Ventures Ltd. (PBX) is pleased to announce the appointment of Robert Connochie, BSc., MBA of Greenwich, CT to the Board of Directors.

Mr. Connochie brings to PBX over 30 years of senior experience in strategic planning and project evaluation and development. He has held a number of positions including Vice-President of Corporate Development for Rio Algom Ltd., CEO of Potash Company of America, and President and Director of Asia Pacific Resources.

"Mr. Connochie will provide a wealth of expertise that will be invaluable to PBX as the company pursues the development of its various properties", commented Terry Walker, President. In particular, emphasis will be placed on exploring options to fast-track the Tabaco copper deposit to the pre-feasibility stage.

International PBX Ventures Ltd. (PBX:TSX-V) is a Canadian company focused on the exploration and development of its Chilean properties. Current work is concentrated on three projects:

TIERRA de ORO

This property,3056 hectares in size, covers an historic (the Sierra Chanchero) gold mining camp in Chile comprising 35 linear kilometres of major gold-bearing structures up to 300 metres in width.

Recent sampling of the Rosario Zone indicates that this Zone, one of 15 identified on the property, contains two structure zones from 50m to 100m wide that to date have been traced for over 1500m in length. Both consist of multiple oxidized high grade "veins" from 0.5m to 3.0m wide. The 25 "vein" sample assays received so far are from a 200m length of the eastern structure zone and range in value from 0.45 g/t to 22.6 g/t gold in widths from 0.5m to 1.5m.

The fifteen targets identified to date occupy less than 30 percent of the known structural zones which ,in turn, cover only 10 percent of the 30 square kilometre camp. The exploration target is open pit heap leach oxide gold deposits and, secondarily, underground high grade gold veins.

TABACO

The Tabaco property covers a 5 sq. km. zone of copper, silver and gold bearing skarned volcanics and sediments. In 1962-63 forty-five holes cut oxidized mineralization reportedly ranging from 0.46% to 1.88% copper in widths ranging from 14m to 76m. During 2003 PBX conducted induced polarization surveys and drilled 6 holes in close proximity to certain of the previous holes. PBX believes that this work has validated the previous results. The oxide zone now defined is approximately 175,000 sq. m. with an average depth of 30m. and weighted average grade for 55 holes of 0.97% copper. This oxide zone is open horizontally and at depth. In addition the 2003 drilling discovered a large copper rich sulphide body that may, in part, be the source of the oxide zone. Most of the holes drilled to test the oxide anomaly intersected significant widths of copper

sulphides r ing from 20m to 144m with the highe _ de intercepts ranging from 28m at 1.69% copper to 144m at 0.43% copper.

PBX believes that the property has excellent potential to contain both large skarn and porphyry-type deposits and will therefore continue to explore and refine these targets.

ZULEMA

The Company has reviewed the drill program conducted by our joint venture partner (see PHR news release of November 3, 2003) and agrees that Candelaria-type sulphide mineralisation has been encountered. Candelaria is an open pit mine located 30 km east of Zulema wherein historical production plus reserves total about 500 million tonnes grading 0.95% copper and 0.22 g/t gold. The geological and geophysical setting of Zulema indicate a target of comparable potential size. Over the next several months our joint venture partner plans to complete induced polarization and magnetic surveys, followed by drilling. The Company intends to retain a 30% interest in the property.

In addition to continuing exploration on the above projects, International PBX is actively evaluating other properties in Chile as potential acquisitions and carrying out exploration on its other properties in Chile.

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

The TSE Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The company relies on "forward- looking" statement litigation protection.

For further information contact:

Gary Medford, PhD., P. Geo.
Director
604 681 7748
E mail: ipbx@uniserve.com

Robert A. Young
Robert A. Young and Associates
Toll Free 1-877 626 2121
E mail: raya@digital-rain.com

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL **PBX**
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE

DECEMBER 09, 2003

TIERRA de ORO PROPERTY, CHILE – ROSARIO ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report the first results from a detailed surface mapping and sampling program initiated in November on the Rosario Zone. International PBX's wholly owned, 4056 hectare Tierra de Oro property covers the Sierra Chanchero gold camp containing over 32 linear km of gold bearing structural zones ranging from 50m to 300m wide.

Surface exploration, including trenching and a few short drill holes, by IPBX in 1996-98, identified **15 targets** with surface values ranging from 6m grading 6.98 g/t to 150m grading 0.9 g/t gold. Only four of these zones have been explored in any detail. The **Rosario Zone** is the first of the other **eleven** zones to be detailed.

The current surface exploration program indicates that Rosario in fact contains two main northerly trending auriferous structure zones from 50m to 100m wide which to date have been traced for over 1500 metres in length. Both consist of multiple oxidized high grade 'veins' from 0.5m to 3.0m wide with intervening fine veinlets and stringers.

The thirty five 'vein' assays received so far are from a 300m length of the eastern structure zone and range in value from 0.45 g/t to 22.6 g/t gold and in widths from 0.5m to 1.5m. The zone is the locus of numerous shallow pits, trenches and shafts and most of the creeks draining this area have been worked for placer gold. Twelve continuous chip sample assays, across the zone, from old workings along the most actively worked 100m stretch of this zone returned a weighted average grade of 5.6 g/t over 1.5m. Within this section 8 main 'veins' have been worked discontinuously from a 25m wide corridor within the zone. Chip sample assays from the intervening wall rocks (ie. areas between high-grade veins) range in value from 0.15 g/t to 0.46 g/t gold and average 0.3 g/t gold.

Limited chip sampling from the south part of the western structure in 1996 and the reason for initiatiating recent surface work, returned gold values up to 39.4 g/t over 1m and 1.1 g/t over 8m.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo.. the designated qualified person as defined by National Policy Instrument NI43_101. All the analysis were completed by ALS Chemex at their Coquimbo laboratory in Chile.

The sampling program continues with more results expected soon from this very large gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD

Terence Walker M.Sc. P.Geo.
President and Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **DECEMBER 08, 2003**

TIERRA de ORO PROPERTY, CHILE – ROSARIO ZONE GOLD ASSAYS

International PBX Ventures Ltd. is pleased to report the first results from a detailed surface mapping and sampling program initiated in November on the Rosario Zone. International PBX's wholly owned, 4056 hectare Tierra de Oro property covers the Sierra Chanchero gold camp containing over 32 linear km of gold bearing structural zones ranging from 50m to 300m wide.

Surface exploration, including trenching and a few short drill holes, by IPBX in 1996-98, identified **15 targets** with surface values ranging from 6m grading 6.98 g/t to 150m grading 0.9 g/t gold. Only four of these zones have been explored in any detail. The **Rosario Zone** is the first of the other **eleven** zones to be detailed.

The current surface exploration program indicates that Rosario in fact contains two main northerly trending auriferous structure zones from 50m to 100m wide which to date have been traced for over 1500 metres in length. Both consist of multiple oxidized high grade 'veins' from 0.5m to 3.0m wide with intervening fine veinlets and stringers.

The thirty five 'vein' assays received so far are from a 300m length of the eastern structure zone and range in value from 0.45 g/t to 22.6 g/t gold and in widths from 0.5m to 1.5m. The zone is the locus of numerous shallow pits, trenches and shafts and most of the creeks draining this area have been worked for placer gold. Twelve continuous chip sample assays, across the zone, from old workings along the most actively worked 100m stretch of this zone returned a weighted average grade of 5.6 g/t over 1.5m. Within this section 8 main 'veins' have been worked discontinuously from a 25m wide corridor within the zone. Chip sample assays from the intervening wall rocks (ie. areas between high-grade veins) range in value from 0.15 g/t to 0.46 g/t gold and average 0.3 g/t gold.

Limited chip sampling from the south part of the western structure in 1996 and the reason for initiatiating recent surface work, returned gold values up to 39.4 g/t over 1m and 1.1 g/t over 8m.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All the analysis were completed by ALS Chemex at their Coquimbo laboratory in Chile.

The sampling program continues with more results expected soon from this very large gold camp with both underground and open pit potential.

BY ORDER OF THE BOARD

"T. Walker"

Terence Walker M.Sc. P.Geo.
President and Director

Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL : PBX
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **6 NOVEMBER, 2003**

ZULEMA : CHILEAN COPPER-GOLD PROJECT JOINT VENTURE PROGRESSES

The Company has reviewed the drill program conducted by our joint venture partner (PHR news release, November 3,2003) and concurs with the observation that Candelaria type sulphide mineralization has been encountered. Candelaria is an open pit mine, located 30 km east of Zulema, wherein historical production plus reserves total about 500 million tonnes grading 0.95 per cent copper and 0.22 g/t gold. The geological and geophysical setting of Zulema indicate a target of comparable potential size and our joint venture partner intends to aggressively continue with further geophysical surveying and drilling. The Company will retain a 30 per cent interest in the property.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."

FILE NO. 82-2635

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL : PBX
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **31 OCTOBER 2003**

EUROPEAN INVESTOR RELATIONS PROGRAM INITIATED

The Company has entered into an agreement with Accent Marketing Limited, Birmingham, England to provide investor relation services in Europe for a period of three months at a rate of $6500 per month and on a monthly basis thereafter. The company has granted a one year option to purchase 220,000 common shares of the Company at a price of $0.32, subject to regulatory approval.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on " forward-looking statement" litigation protection

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

28 OCTOBER 2003

GEOLOGICAL, GEOPHYSICAL WORK STARTS ON ALL CHILE COPPER-GOLD PROPERTIES

The company has commenced surface work on all of its Chilean copper-gold properties including ground electromagnetic and induced polarization surveys, soil sampling and mapping with a view to establishing additional targets for a drill campaign in the new year. Particular emphasis will be directed to extending the Tabaco property high-grade copper mineralization, both oxide and sulphide, found during the last program, beyond the 600 metre strike length investigated by drilling. The mineralized system as defined by induced polarization surveys and surface trenching extends more than 2400 metres and includes multiple horizons that have not yet been explored by drilling. In addition a younger high-grade gold and silver system east of the main oxide deposit will be targeted.

The company's large portfolio of Chilean properties, all with high- grade copper and gold targets as well as bulk tonnage iron-. oxide, copper, gold (IOCG) potential, substantially posture the company for much activity ahead.

BY ORDER OF THE BOARD

GARY MEDFORD, PHD.,P.GEO.

DIRECTOR

Note: The company relies on litigation protection for "forward-looking" statements.

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
·TSX VENTURE EXCHANGE SYMBOL
TEL: (604) 681-7748 • FAX: (604) 681-0568

EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **OCTOBER 24, 2003**

INVESTOR RELATIONS OPTIONS SET

Investor relation options numbering 380,000 are being set for a period of one year at a price of $0.32 for services provided by Robert A. Young and Associates, Vancouver and Acccent Marketing Limited, Birmingham, England, subject to regulatory approval.

BY ORDER OF THE BOARD

Verna Wilson

DIRECTOR

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **SEPTEMBER 30, 2003**

REVIEW OF TABACO PROPERTY – NEW COPPER SULPHIDE DISCOVERY

The Tabaco property covers a 5 square km NE elongate zone of copper, silver and gold bearing skarned volcanics and sediments as defined by numerous old workings, geochemistry, trenching and geophysics. In 1962-63 forty-five shallow rotary holes drilled in the Carmen-Tabaco sector cut oxidized mineralization reportedly grading 0.46-1.88% copper in widths ranging from 14m–76m.

Induced Polarization (I.P.) geophysical surveys conducted by International PBX Ventures Limited (IPBX) in 2002 defined an open ended NE elongate anomaly 150m-400m wide and 2.2km long flanking and extending a further 700m NE and 800m SW of the area of 1962-63 drilling. The recent IPBX drill program focused on investigating the source of this anomaly, its relationship to the oxide copper zone defined by the 1962-63 drilling and the reliability of these old drill results.

The six IPBX drill holes in the oxide copper zone drilled close enough to the old holes to be directly comparable produced similar results i.e. drill hole 2A cut 22m grading 1.1% copper, the adjacent old hole CMM-1 cut 22.6m grading 0.93% copper. The weighted average for the IPBX oxide holes is 0.81% copper and that of the adjacent old holes is 0.79% copper.

Most of the holes drilled to test the I.P. anomaly intersected significant widths of copper bearing sulphides ranging from 20m to 144m with the higher grade intercepts ranging from 28m grading 1.69% copper to 144m grading 0.43% copper. These holes represent a new discovery and indicate the source of this I.P. anomaly to be one or more open ended sulphide bodies 100m-200m wide, at least 500m long and vertical range of 10m to 240m below surface. The main copper-rich sulphide body intersected to date appears to be developed within both skarns and silicified volcanics to the NW and down dip from the surface oxide copper zone.

IPBX management feel that its recent drill program has substantiated the validity of the 1962-63 drill results and discovered a large copper rich sulphide body which could be in part the source of the copper oxide zone defined by this drilling i.e. an area of 175000 square metres with average depth of 30m and weighted average for 55 holes of 0.97% copper. The core of this mineralisation is open to depth. Prospecting, geochemistry and trenching have traced its surface expression a further 1500m to the NE and 900m to the SW i.e. more than triple the length of the current drilled area.

Data on the copper rich sulphide body is more limited. However in the area of maximum drill intercepts it appears to have a thickness of between 70m-100m, down dip extent of over 200m and strike extent of at least 500m. The I.P. anomaly reflecting this sulphide body extends at least a further 800m to the NE and 300m to the SW. Several deeper penetrating I.P. lines also suggest depths of over 350m in the central core of the zone. Reconnaissance mapping, geochemistry and trenching indicate that there are at least two other copper bearing horizons in the skarns overlying the sulphide body intercepted in drilling that appear to have similar thicknesses and strike lengths.

The Tabaco property is known to have been worked for copper, silver and gold as far back as the late 1800's with ore taken from the Carmen-Tabaco Mine veins reportedly grading over 25% copper, up to 12,500 g/t silver and from 1.5 to 30 g/t gold. Alteration associated with these veins is typical of high level precious metal veins above porphyry copper (gold) systems. This area generally lies to the east of the newly discovered copper sulphide body.

The few IPBX holes drilled in this area indicate that the surface copper oxide zone is proximal exotic, the primary sulphide source having been displaced by one or more faults which appear to terminate the oxide zone.

The company's management feels that whilst the form and distribution of the copper (silver-gold) mineralisation encountered so far on the Tabaco property is more complex than originally thought, the property has excellent potential to contain both large skarn and porphyry type deposits and will therefore continue to explore and refine these targets.

BY ORDER OF THE BOARD

Terence Walker

PRESIDENT, DIRECTOR

British Columbia Securities Commission

FILE NO. 82-2698

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification ma be grouped together under the heading "miscellaneous" or "other in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each materia property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lac of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified i Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during th period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertibl debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options grante insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting perio*
   Provide the following information as at the end of the reportir period:
   (a) description of authorized share capital including number shares for each class, dividend rates on preferred share and whether or not cumulative, redemption and convers provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securiti outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded val and
   (d) number of shares in each class of shares subject to es or pooling agreements.

5. *List the names of the directors and officers as at the dat report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transactio[n] including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to th[e] date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed princi[pal] purposes from a financing to actual expenditures made duri[ng] the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives an[d] milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to mee[t] its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financi[al] Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions th[at] are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The for[m] of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	Sept.30/03	03 11 19

ISSUER ADDRESS
608-475 Howe Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver, B.C.		V6C 2B3	604-681-0568	604-681-77[illegible]

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO
Verna Wilson	Director	604-681-774[illegible]

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
e-mail address: ipbx@uniserve.com	www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
➤ Verna Wilson (signature)	VERNA WILSON	03 11 1[illegible]
➤ G. Medford (signature)	GARY MEDFORD	03 11 1[illegible]

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(UNAUDITED – See Notice to Reader)

Randall Yip
Chartered Accountant

967 Captain Cates Walk
RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2003 and the consolidated statements of operations and deficit and cash flows for the nine months then ended, from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, B.C.
November 19, 2003

Randall Yip
Chartered Accountant

International PBX Ventures Ltd.
Consolidated Balance Sheets
(Unaudited – See Notice to Reader)

	September 30 2003 $	December 31 2002 $
Assets		
Current Assets		
Cash	701,099	79,200
Marketable securities *[Note 8]*	23,000	10,000
Accounts receivable	3,529	356
Prepaid expenses and deposits	8,511	611
	736,139	90,167
Property and Equipment *[Note 3]*	40,025	7,696
Mineral Interests *[Note 4]*	2,637,006	1,824,257
	3,413,170	1,922,120
Liabilities		
Current Liabilities		
Accounts payable and accruals *[Note 6]*	5,814	52,412
Directors' loans *[Note 6]*	-	126,550
Amount owing to a former director *[Note 6]*	95,855	95,855
	101,669	274,817
Shareholders' Equity		
Capital Stock *[Note 5]*	8,531,861	6,579,308
Deficit	(5,220,360)	(4,932,005)
	3,311,501	1,647,303
	3,413,170	1,922,120

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: *"Gary Medford"* *"Verna Wilson"*

Gary Medford, Director   Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
(Unaudited – See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Administrative Expenses				
Administration fees	$ 7,500	$ 5,000	$ 22,500	$ 10,000
Amortization	348	139	1,044	389
Bank charges	563	180	1,893	587
General exploration	2,801	-	5,023	-
Investor relations	30,155	7,704	53,625	34,619
Office, telephone, rent and secretarial	3,138	2,691	11,792	9,358
Management fees	30,000	-	75,000	-
Professional fees	3,870	841	32,271	4,782
Transfer agent and regulatory	1,747	3,147	26,015	8,270
Travel and promotion	9,185	930	16,427	5897
Exchange loss (gain)	(6,208)	(25)	47,339	844
Less interest income	(1,837)	-	(4,574)	-
Net loss from operations	(81,262)	(20,607)	(288,355)	(74,746)
Gain on claim Expropriation	-	10,584	-	10,584
Net loss	(81,262)	(10,023)	(288,355)	(64,162)
Deficit - beginning of period	(5,139,098)	(4,904,896)	(4,932,005)	(4,850,757)
Deficit - end of period	$(5,220,360)	$ (4,914,919)	$ (5,220,360)	$ (4,914,919)
	$	$	$	$
Loss Per Share (Weighted average basis)	(0.01)	(0.01)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
(Unaudited – See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Cash flow from operating activities				
Net Loss	$ (81,262)	$ (10,023)	$ (288,355)	$ (64,162)
Less items not affecting cash				
Amortization	840	139	2,443	389
	(80,422)	(9,884)	(285,912)	(63,773)
Change in non-cash components Of working capital	(290,612)	(6,275)	(70,671)	5,223
Cash to Operating Activities	(371,034)	(16,159)	(356,583)	(58,550)
Financing Activities				
Loan from director	-	(98,750)	(126,550)	54,800
Shares issued for cash	125,000	150,000	1,872,553	155,200
Shares issued for property	-	-	80,000	-
	125,000	51,250	1,826,003	210,000
Investing Activities				
Acquisition of and expenditures Upon mineral interests	(219,885)	(46,617)	(812,749)	(113,017)
Acquisition of capital assets	(30,668)	(2,773)	(34,772)	(7,212)
	(250,553)	(49,390)	(847,521)	(120,229)
Increase (Decrease) in Cash and cash equivalents	(496,587)	(14,299)	621,899	31,221
Cash and cash equivalents at beginning of period	1,197,686	46,611	79,200	1,091
Cash and cash equivalents at end of period	$ 701,099	$ 32,312	$ 701,099	$ 32,212

(See accompanying notes to the financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 B Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2003
(Unaudited – See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (AAcG-11@) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, marketable securities, accounts payable and director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the period.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2003
(Unaudited – See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
[h] Stock-Based Compensation

On July 1, 2003, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of a fair value based method for all stock-based awards made to non-employees, but only requires it for employees when there are direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price. Pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share are required to be disclosed as if the fair value method had been used for new awards and for modifications of existing awards. The Company does not have a formal incentive stock option plan, however has granted stock options as determined by the Board of Directors. The Company has chosen to continue its policy of not recognizing compensation expense on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Stock Options
The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options outstanding as at December 31, 2002 and September 30, 2003 and changes during the nine months then ended is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2002	1,740,000	0.10
Granted	250,000	0.40
Exercised	(40,000)	(0.10)
Balance, September 30, 2003	1,950,000	0.14

The following table summarizes information about the stock options outstanding at September 30, 2003.

	Options outstanding		
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price
$0.10	1,700,000	1.0 years	$0.10
$0.40	250,000	1.7 years	$0.40
	1,950,000	1. 1 0 years	$0.14

Under CICA Handbook Section 3870, the Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's net loss per share would not have been different as the policy was adopted July 1, 2003 and there have been no stock options granted from this date to September 30, 2003.

3. Property and Equipment

	September 30 2003			December 2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Furniture and office equipment	21,065	7,026	14,039	7,696
Vehicle	25,302	-	25,302	-
Field Equipment	720	36	684	-
	47,087	7,062	40,025	7,696

4. MINERAL INTERESTS

	Acquisition and Staking $	Exploration $	Total September 30 2003 $	Total Dec 31 2002 $
Chile				
Tierra de Oro [a]	381,737	1,335,801	1,717,538	1,655,012
San Pedro [b]	9,034	14,071	23,105	15,214
Tabaco [c(i) & c(ii)]	135,737	590,761	726,498	93,222
Zulema-Batatzo [d]	74,527	17,901	92,428	14,954
Sierra Pintada [e]	9,519	23,560	33,079	15,855
Hornitos [f]	8,018	6,340	14,358	-
	618,572	1,988,434	2,607,006	1,794,257
Canada				
Quebec [g]	30,000	–	30,000	30,000
	648,572	1,988,434	2,637,006	1,824,257

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. Aldershot was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,500 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2002 but the MOU has been extended to December 31, 2003.

[ii] Farrell Option

In June 2002, the Company entered into a joint venture agreement with Farrell Financial Ltd. ("Farrell") whereby Farrell would have the option to acquire up to 80% undivided interest in eight of the remaining concessions. The Company will retain a 20% carried interest and receive US$100,000 in cash payments and 400,000 common shares of a publicly trading company that acquires an interest in the project. Furthermore, US$3,000,000 is committed to exploration expenditures on the property over three years. As at December 31, 2002, US$20,000 has been received from Farrell. No shares have been issued to the Company.

This option has now been cancelled, and in return for the sum of $12,500 (paid), the Company has received a full release from the optionee and the 8 concessions have been returned to the company.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30, 2003 $
Capitalized Exploration Expenditures			
Assays	111,472	–	111,472
Automotive	59,531	–	59,531
Camp and exploration supplies	23,370	–	23,370
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	787	331,741
Mapping	18,223	–	18,223
Office, rent, telephone and professional fees	125,245	4,420	129,665
Personnel	57,717	–	57,717
Project management	253,059	3,364	256,423
Report writing	22,865	2,724	25,589
Travel	71,908	982	72,890
	1,323,524	12,277	1,335,801
Acquisition, staking and taxes	396,319	50,249	446,568
Less: Option payments received	(64,831)	-	(64,831)
	1,655,012	65,526	1,717,538

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30, 2003 $
Capitalized Exploration Expenditures			
Assays	1,899	–	1,899
Automotive	897	–	897
Geophysical, geological and geochemical		988	988
Office, rent, telephone and professional fees	3,140	4,376	7,516
Project management	300	423	723
Travel	1,622	426	2,048
	7,858	6,213	14,071
Staking/ taxes	7,356	1,678	9,034
	15,214	7,891	23,105

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[c] Tabaco, Chile

(i) The Company has entered into an agreement to acquire a 100% interest in the Tobaco prospect for US$2,100,000 payable as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	(paid)
On July 15, 2004	25,000	
On January 15, 2005	500,000	
On January 15, 2006	750,000	
On January 15, 2007	750,000	
	2,100,000	

The Company is also committed to use its best efforts to spend US$500,000 in exploration and development work on the property by July 15, 2003, and US$1,000,000 in total by July 15, 2004.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30, 2003 $
Capitalized Exploration Expenditures			
Assays	-	28,300	28,300
Automotive	-	6,567	6,567
Camp supplies	-	556	556
Drilling, excavation and road building	-	380,539	380,539
Geophysical, geological and geochemical	32,131	39,994	72,125
Office, rent, telephone and professional fees	3,198	7,478	10,676
Project management	6,150	70,448	76,598
Report writing		3,038	3,038
Travel	2,764	9,598	12,362
	44,243	546,518	590,761
Acquisition costs	48,979	82,894	131,873
	93,222	629,412	722,634

4. MINERAL INTERESTS (continued)

[c] Tabaco, Chile (continued)

(ii) The company has staked seven exploration concessions, consisting of 2,000 hectares and are100% owned by the company. These claims overlie 420 hectares Exploitation Concession acquired under option, above noted, and are thereby reduced to a total of 1580 hectares.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30, 2003 $
Capitalized Exploration Expenditures			
Acquisition costs – staking and taxes	-	3,864	3,864

[d] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing of LOI			20,000 (paid)
On signing of a formal agreement		100,000	20,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,000,000

The Company will apply for 500,000 performance shares to be awarded to the vendors in the event an economic feasibility study is completed. The property is subject to a 1% net smelter return royalty capped at $2,500,000.

4. MINERAL INTERESTS (continued)

[d] Zulema-Batatazo Prospect, Chile (continued)

Pathfinder agreement

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration of exploration expenditures on the property, shares of Pathfinder and cash payments to the Company is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing agreement		100,000	50,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,010,000

Pathfinder will apply for 500,000 performance shares to be awarded to the Company in the event an economic feasibility study is completed. The 1% net smelter return royalty described above would be paid 70% by Pathfinder and 30% by the Company.

The Company signed a formal agreement on February 14, 2003 with regards to the Zulema-Batatazo Prospect, Chile. Pathfinder Resources Ltd. has completed a due diligence study of this property and has issued 100,000 common shares and paid the Company US $ 50,000

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30, 2003 $
Capitalized Exploration Expenditures			
Field supplies	-	9	9
Geophysical, geological and geochemical	1,663	1,508	3,171
Office, rent, telephone and professional fees	333	2,843	3,176
Project management	375	8,772	9,147
Travel	–	2,398	2,398
	2,371	15,530	17,901
Acquisition costs	31,963	130,951	162,914
Less: Option payments received	(19,380)	(69,007)	(88,387)
	14,954	77,474	92,428

4. MINERAL INTERESTS (continued)

[e] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares, 100% owned.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30 2003 $
Capitalized Exploration Expenditures			
Assays	1,253	1,124	2,377
Geophysical, geological and geochemical	300	5,193	5,493
Office, rent, telephone and professional fees	2,869	4,590	7,459
Project management	6,300	1,505	7,805
Travel	–	426	426
	10,722	12,838	23,560
Acquisition Costs -Staking costs and taxes	5,133	4,386	9,519
	15,855	17,224	33,079

[f] Hornitos Chile

The Company has staked Claims 1-11 in the Copiapo area, containing 3,100 hectares, 100% owned.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to September 30 2003 $
Capitalized Exploration Expenditures			
Field supplies		9	9
Geophysical, geological and geochemical		788	788
Office, rent, telephone and professional fees	-	2,623	2,623
Report writing		1,350	1,350
Travel	-	1,570	1,570
	-	6,340	6,340
Acquisition Costs – taxes and staking	-	8,018	8,018
	-	14,358	14,358

[g] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

5. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Warrants exercised	50,000	7,500
Options exercised	40,000	4,000
Units issued for cash	2,400,000	556,875
Total issued for cash	2,490,000	568,375
Issued for property acquisitions – Note 4(e)	100,000	80,000
Issued as at March 31, 2003	21,503,406	7,227,683
Issued for cash pursuant to:		
Warrants exercised	300,000	40,000
Units issued for cash	2,456.600	1,139,178
	2,756,600	1,179,178
Issued as at June 30, 2003	24,260,006	8,406,861
Issued for cash pursuant to:		
Warrants exercised	1,250,000	125,000
Issued as at September 30, 2003	2,510,006	8,531,861

[a] During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2003
(Unaudited – See Notice to Reader)

5. CAPITAL STOCK (Continued)

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

[c] During the three month period ended September 30, 2003, the Company has received $125,000 on the issue of 1,250,000 shares of the exercise of warrants at $0.10 per share.

[d] 1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval. (Note 7)

[e] 2,210,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

150,000 shares are reserved for the exercise of warrants at an exercise price of $0.125 to September 11, 2004.

2,700,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

390,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2003
(Unaudited – See Notice to Reader)

6. RELATED PARTY TRANSACTIONS/BALANCES

$22,500 (2002 - $5,000) was paid to a Company controlled by a director, for administrative services and $75,000 (2002 - NIL) was paid to a director for management services.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Project management - $97,727 (2002 - $5,631)

[b] Office and administration management - $10,866 (2002 - $Nil)

Included in accounts payable is $2,676 (2002 - $5,000) owing to the President for unpaid fees.

A director was owed NIL (September 30, 2002 - $174,150) by the Company.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. CONTINGENCIES AND COMMITMENTS

The company has entered into a contract with Robert A. Young & Associates, dated June 16, 2003 whereby the Company will be paying $5,000 per month for investor relation/corporate communication services. The contract period is for a minimum period of 6 months, renewable at the end of the term, for 12 months, upon mutual agreement. A stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval

8. MARKETABLE SECURITIES

Marketable securities are carried at cost. Quoted market value at September 30, 2003 was $25,000 and at December 31, 2002 was $10,000.

9. SUBSEQUENT EVENTS

The company has entered into an agreement with Accent Marketing Limited of Birmingham England to provide investor relation services in Europe for a period of three months at a rate of $6,500 CDN per month and on a monthly basis thereafter.

The company has granted Accent Marketing Limited a one-year option dated October 24, 2003 to purchase 220,000 common shares of the Company at $.32. This option is subject to regulatory approval.

The company has granted Bill Koble of Robert A. Young & Associates a one-year option dated October 24, 2003 to purchase 80,000 common shares of the Company at $.32. This option is subject to regulatory approval

With respect to the 2,210,000 shares reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003, the following occurred; 1,735,000 warrants at $.15 were exercised putting $260,250 into the treasury and the balance of 475,000 warrants expired.

INTERNATIONAL PBX VENTURES LTD.
FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2003

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the nine month period are the following:

Office and miscellaneous	$ 3,759
Rent	5,729
Telephone	2,305
	$ 11,793

(b) Included in investor relations for the nine month period are the following:

Advertising	$ 2,255
Consulting	39,000
Investors communications	12,044
Market quotation	326
	$ 53,625

2. (a) Related party transactions during the nine month period

Exploration project management and administration fees paid or payable to a director	$ 108,613
Administration fee paid to a director	$ 22,500
Management fees paid to a director	$ 75,000
Director loans repaid by the company	$ 126,550

3. Summary of securities issued and options granted in the period

[a] During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

INTERNATIONAL PBX VENTURES LTD.
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

SCHEDULE B:

3. Summary of securities issued and options granted in the period (continued)

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

[c] During the three month period ended September 30, 2003, the Company has received $125,000 on the issue of 1,250,000 shares of the exercise of warrants at $0.10 per share.

4. Summary of securities as at the end of the reporting period
   (a) Authorized:
       100,000,000 common shares without par value
       100,000,000 Class A preference shares, $1 par value
       100,000,000 Class B preference shares, $5 par value

   (b) Issued: 25,510,006 common shares

   (c) Shares under options

   1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval.

INTERNATIONAL PBX VENTURES LTD.
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

SCHEDULE B:

4. Summary of securities as at the end of the reporting period

(d) Warrants outstanding

2,210,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

150,000 shares are reserved for the exercise of warrants at an exercise price of $0.125 to September 11, 2004.

2,700,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

390,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

5. Directors and officers at the date of this report

(a) Officers

Terence Walker	President
Monika Hilson	Secretary

(b) Directors

Verna Wilson
Gary Medford
Terence Walker

SCHEDULE 'C' : Management discussion-revised :

The following discussion and analysis should be read in conjunction with the quarterly report for the nine months ended September 30, 2003, and with particular attention to Schedule "B" attached thereto which outlines in detail all of the financial particulars for the last nine months of operation.

At the end of September the company was well funded with $700,000 cash on hand and no debt with the exception of the Tabaco property option to purchase which has been renegotiated with only $US25,000 due in July of 2004, and the balance of $2,000,000 beginning in 2005 and spread over 2 years(see p12 of the financials). The drilling program initiated in May on Tabaco was completed in July and a new copper sulphide zone was discovered. A summary report on this property was issued as a news release on September 30/03. Additional soil sampling and ground magnetic work is now in progress to further refine drill targets that will receive attention in the new year. The past program investigated only 600 metres of a 2400 metre (minimum) mineralized system.

On the Zulema property, the only other property held under an option to purchase, the $US60,000 due in February will be covered by our joint venture partner as will the $US100,000 work commitment(see p13,14 of the financials for details). Five holes have been drilled to date and features similar to the Phelps-Dodge Candelaria mine have been encountered. We have been advised that additional induced polarization surveys will be carried out before Christmas with drilling in the new year. See news releases by Pathfinder Resources Ltd. for details.
The Tierra de Oro gold property which is 100% owned by the company has only taxes to be paid next March. Surface work is currently underway in preparation for drilling early next year. There are 20 mining concessions in the property and five of these, known as the Lomitas Group, have been optioned to Aldershot Resources Ltd. Aldershot plans to initiate geophysical surveys in January followed by drilling subject to completion of a financing by the end of November.
The seven concessions optioned to Farrell Financial in May 2002 have been returned to the company free and clear with a payment to Farrell of $12,500.With the recent advance in the gold price, the company will pay particular attention to initiating a drill program on the property in the new year .

The company also holds four other staked, 100% owned exploration concessions; San Pedro, Sierra Pintada, La Totora and the recently acquired Hornitos. The San Pedro (1000 hectares) contains a TiO2 (rutile) target as well as copper-gold showings. The Sierra Pintada (1700 hectares) contains major structures with high grade gold showings and workings and high grade copper showings and workings, as does the Tortora property(1600 hectares). The recently staked Hornitos property(3100 Hectares) is the mirror image of the Zulema property and is situated on the Atacama fault zone immediately south of the Zulema. The target on this property is an iron oxide copper gold Candelaria situation.

The company is adequately financed to accomplish its short term objectives of geological, geochemical and geophysical surface work on all its properties as well as a small drill program but will probably seek a larger financing before drilling.

Subsequent Events:

Reference is made to page 19 of the financials for warrants that were exercised during the period. Surface work announced subsequent to the quarter is underway in preparation for drilling next year. Work is being concentrated on Tabaco and Tierra de Oro.

Investor relations options were reserved on 380,000 shares (later reduced to 300,000) and approved for a period of one year for services provided by Robert A Young and Associates (as to 80,000) and to accent Marketing Limited of Birmingham, England (220,000).

On October 31 the company entered into an agreement with Accent Marketing to provide investor relations in Europe for a period of three months at a rate of $6500 per month and there after on a monthly basis.

With the improvement in the resource market the company is well positioned to move ahead on all its projects and expects that the warrants out standing, if exercised, should provide sufficient capital for a major drill program next year.

BY ORDER OF THE BOARD

Gary Medford,Ph.D, P.Geo.
Director